UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
WorldViz, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       February 6, 2018

Physical address of issuer
614 Santa Barbara Street, Santa Barbara, CA 93101

Website of issuer
http://www.worldviz.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary

170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series A-1 Preferred Stock

Target number of Securities to be offered
3433

Price (or method for determining price)
$7.2816

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 27, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
30

	Most recent fiscal year-end (December 31, 2016)	**Prior fiscal year-end (December 31, 2015)**

Total Assets	$2,500,492	$3,393,413
Cash & Cash Equivalents	$133,775	$101,270
Accounts Receivable	$1,034,336	$2,029,261
Short-term Debt	$1,892,717	$1,647,562
Long-term Debt	$1,051,036	$395,418
Revenues/Sales	$4,545,479	$4,483,135
Cost of Goods Sold	$2,325,450	$2,031,742
Taxes Paid	$0	$800
Net Income	-$1,809,022	-$2,021,935

The above financial statements were prepared for the company prior to its conversion from WorldViz, LLC, a California limited liability company, to WorldViz, Inc., a Delaware C-corporation. The above financial statements were prepared on a consolidated basis with WorldViz, LLC, WorldViz UK Limited (a wholly-owned subsidiary), and a representative branch in Taiwan.

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 6, 2018

WORLDVIZ, INC.



Up to $1,070,000 of Series A-1 Preferred Stock

WorldViz, Inc. ("WorldViz", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series A-1 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 27, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by April 27, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 27, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at the SEC information page on http://www.worldviz.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of § 227.202.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/worldviz.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

WorldViz, Inc., a Delaware corporation, previously operated as a California limited liability company under the name WorldViz, LLC, which was formed on May 2, 2002 and reincorporated as a Delaware corporation on February 6, 2018. The Company has a 100% wholly-owned subsidiary, WorldViz UK Limited (the "UK Subsidiary"), which was incorporated as a private United Kingdom company in 2015. The Company also has a representative branch office in Taiwan.

The Company is located at 614 Santa Barbara Street, Santa Barbara, CA 93101.

The Company's website is http://www.worldviz.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/worldviz and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series A-1 Preferred Stock being offered	$25,000
Total Series A-1 Preferred Stock outstanding after Offering (if minimum amount reached)	3433
Maximum amount of Series A-1 Preferred Stock	$1,070,000
Total Series A-1 Preferred Stock outstanding after Offering (if maximum amount reached)	146,946
Purchase price per Security	$7.2816
Minimum investment amount per investor	$500
Offering deadline	April 27, 2018
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 11 and 24 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a low cash position of $85,340 as of February 5, 2018, which represents approximately one month of burn given Company projections. If the Company is unable to hit its revenue projections or raise additional capital, it may be unable to meet its financial obligations.

The Company faces competition from other companies in the enterprise virtual reality ("VR") space. Existing companies that engage in the VR business or are within the enterprise tech space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth.

The Company has seen flat revenue over the last five quarters. If the Company is unable to begin growing its revenue, it will be unable to meet its projected revenue targets.

The Company has a long operating history. That the Company has not reached a large scale after 15 years of operation may be an indicator that there is not a large market for its products and services.

The Company has $602,226 in founder debt. The Company has $355,070 of long-term founder debt which shall be paid back after the Company has generated a minimum annualized EBITDA of at least $250,000 and $247,156 of short-term founder debt which shall be paid back once the Company's aggregate cash balance equals or exceeds $2,200,000. See "**Related Person Transactions - Loans**".

The Company is shifting the core focus of its business from its legacy products to the new Vizible platform. If the Company is unable to meet its growth projections for the new Vizible platform, this may have a detrimental impact on the business as this shift of focus may also hinder the Company's ability to grow customers for its legacy products.

The Company has limited visibility into future revenue for its legacy products. Because the Company's legacy products are largely one-off purchase agreements, it may be difficult for the Company to predict future revenue from these lines of their business.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company will be closing the UK Subsidiary in 2018. The UK Subsidiary was not used for inventory or assembly of the Company's products, and operated solely to employ sales representatives overseas, who shipped and invoiced their sales directly from the Company. Only two sales employees were employed by the UK Subsidiary. In addition, the UK Subsidiary never operated in a physical location. While the Company expects the closing of the UK Subsidiary to create a minimal impact on the Company's business operations, such closing could still negatively impact the Company's sales and its reach of international consumers.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company relies on outside sources to fund operations, did not generate positive cash flow from operations, and incurred losses from inception of approximately $4,028,503 during the years ended December 31, 2016 and December 31, 2015, which, among other factors, raises substantial doubt with the reviewing CPA about the Company's ability to continue as a going concern. The reviewing CPA observes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales under its current business model, and its ability to generate positive operational cash flow. The reviewing CPA also notes that the financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Series A-1 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A-1 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A-1 Preferred Stock. Because the Series A-1 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A-1 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A-1 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A-1 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 88.67% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of preferred stock may be subject to dilution. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues stock pursuant to a compensation or distribution reinvestment plan or otherwise issues additional stock, investors who purchase stock in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding stock. Furthermore, Purchasers may experience a dilution in the value of their stock depending on the terms and pricing of any future stock issuances (including the stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

Some of the existing holders of securities in the Company have preemptive and other anti-dilution rights that may limit the ownership percentages of investors in this Combined Offering. The Company has previously issued securities under agreements that give their holders the ability to exercise preemptive and other anti-dilution rights. The exercise of such rights may limit the ownership stake of investors investing through this Combined Offering.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series A-1 Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred stock into common stock without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A-1 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its stock of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Analysts believe that the use of augmented reality (AR) and VR in businesses could grow to a $108B market by 2021 (up from $3.9B in 2016). One area that is poised to take advantage of these new technologies is business collaboration. The rising globalization of business, coupled with the increasing costs of travel, requires better, more cost-effective ways to communicate and collaborate. That need has never been greater in manufacturing, engineering, architecture or construction, where the slightest miscommunication can lead to million-dollar mistakes and month-long delays.

Current collaboration technologies, such a telephony and video conferencing, don't allow users in multiple places around the world to meet each other in a virtual space. Nor do they enable users to experience concepts and ideas as if they actually exist, like what a new car concept might be like to sit in, or what an architectural design will be like to live in. Only VR can provide that, and only our product, Vizible, makes it easy enough for anyone to do. Vizible is cloud-based and designed for hosting secure, private meetings in VR. It's designed for simplicity with a drag-and-drop interface that is immediately familiar to anyone who uses PowerPoint, Google docs, or GoToMeeting. In a nutshell, Vizible is the next step in business collaboration.

Business Plan

We have Vizible customers across the globe providing a recurring revenue stream, as well as involved channel and technology partners. With more investment, we can expand our reach and bring Vizible to the masses.

The Company's Products and/or Services

Our product is a new VR collaboration solution called Vizible. Vizible is cloud-based and designed for secure, private meetings. The beta version of Vizible has already shown rapid user adoption, enabling professionals to create content and host a remote, private meeting with anyone for the purposes of communicating, collaborating, and training. We've accomplished this by engineering two major software components:

First, Vizible comes with a powerful desktop Presentation Designer that is easy to use. Similar to Microsoft PowerPoint, it lets users drag their own content (e.g., PDFs, videos, audio, and 3D models) into a VR presentation and position it wherever they want. While the tool is immediately familiar to anyone who has made a PowerPoint presentation before, its cloud-based, collaborative editing, and instant cloud sync make any Google Apps user feel right at home.

Second, we've launched our own secure, scalable cloud infrastructure that provides users the ability to hold VR meetings with anyone around the globe as conveniently as if they were setting up a web conference call. Synchronization of content across all users prior to the meeting is fully automatic, while synchronization (and optional recording) of all users' actions, movements, and audio is also handled by our servers. Our global cloud infrastructure assures high performance over the entire planet.

Once a user is invited to a Vizible meeting, all they need to do is accept the invitation, and then join the host using a PC, an Oculus Rift VR headset, a HTC Vive VR headset, or a 3D projection system. If users don't have the required headsets, we can assist them in getting set up. Support for mobile VR devices, such as Google Daydream and Samsung Gear VR, as well as WebVR, is coming 2018.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are sales professionals and large corporate and industrial companies.

Intellectual Property

The Company is dependent on the following intellectual property:

Patents

Application or Patent #	Title	File Date	Grant Date	Country
9,110,503	PRECISION POSITION TRACKING DEVICE	November 6, 2013	August 18, 2015	United States
9,541,634	PRECISION POSITION TRACKING SYSTEM	August 11, 2015	January 10, 2017	United States
9,804,257	METHODS AND SYSTEMS FOR AN IMMERSIVE VIRTUAL REALITY SYSTEM USING MULTIPLE ACTIVE MARKERS	November 10, 2015	October 31, 2017	United States
6,962,990	INFRARED TRACKING SYSTEM	December 12, 2016	June 27, 2017	United States

In addition to the above issued patents, the Company has 4 U.S. patent applications pending and 1 U.S. provisional patent application pending. Filing a patent application or provisional patent application in no way guarantees that a patent will be issued.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country

2,727,301	FOR VIRTUAL REALITY SOFTWARE, NAMELY PROGRAMMING INTERFACE FOR USE IN ACADEMIC RESEARCH, BUSINESS APPLICATION DESIGN AND ENTERTAINMENT, IN CLASS 9	VIZARD	August 6, 2002	June 17, 2003	United States
3,201,285	VIRTUAL REALITY SOFTWARE FOR USE IN ACADEMIC RESEARCH, BUSINESS APPLICATION DESIGN, AND ENTERTAINMENT, IN CLASS 9	WHERE VIRTUAL BECOMES REALITY	January 27, 2006	January 23, 2007	United States

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Combined Offerings. We plan to use these proceeds as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	44.50%	$11,125	8.36%	$89,500
Sales and Marketing	11.10%	$2,775	18.33%	$196,100
Customer Support	11.10%	$2,775	18.33%	$196,100
Software Development	33.30%	$8,325	54.98%	$588,300
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name
Andrew Beall

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, CTO and Co-Founder, (May 2002 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, CEO, CTO and Co-Founder, (May 2002 – present)

Name
Peter Schlueer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President and Co-Founder, (May 2002 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, President and Co-Founder, (May 2002 – present)

Name
Matthias Pusch

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Sales and Marketing, Co-Founder, (May 2002 – present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, Vice President of Sales and Marketing, Co-Founder, (May 2002 – present)

Name
Phil Schlageter

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO, (September 2008 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, CFO, (September 2008 - present)

Name
Chris Coffin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Development, (July 2011 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, Vice President of Development, (July 2011 - present)

Name
Todd Hartwig

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President of Product Development, (November 2015 - present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
WorldViz, Vice President of Product Development, (November 2015 - present)
Sega of America, Director of Product Development (December 2009 - April 2015)

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 25 employees in California, 1 employee in Maine, 1 employee in Maryland, 1 employee in Tennessee, 1 employee in Washington, and 1 employee in Taiwan.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series A Common Stock
Amount outstanding	1,310,448 shares
Voting Rights	Holders of Series A stock are entitled to one vote per share in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	58.21%
Other Material Terms	Not Applicable

Type of security	Series B Common Stock
Amount outstanding	210,041 shares
Voting Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	9.33%
Other Material Terms	Not Applicable

Type of security	Series A Preferred Stock
Amount outstanding	551,395 shares
Voting Rights	Holders of Series A preferred stock are entitled to the number of votes equal to the number of common stock that the holder's preferred stock would convert into, in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	24.49%
Other Material Terms	Not Applicable

Type of security	Series Seed Preferred Stock
Amount outstanding	179,414 shares
Voting Rights	Holders of Series Seed preferred stock are entitled to the number of votes equal to the number of common stock that the holder's preferred stock would convert into, in all matters that come before the shareholders of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	7.97%
Other Material Terms	Not Applicable

Type of security	Series B Options
Amount outstanding	For 237,183 shares of Series B Common Stock
Voting Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Exercise of the options would result in a dilution of the holdings of investors in this Offering.
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	Not Applicable
Other Material Terms	Not Applicable

Previous Convertible Notes

On June 26, 2016, the Company's board of managers and voting members approved the offering of up to $1,500,000 in Unsecured Senior Convertible Promissory Notes (the "Notes"). The Notes had an interest rate of 8% per annum. On June 27, 2016, the Company entered into a Note Purchase Agreement with Intel Capital Corporation under which the Company agreed to issue and sell one or more Notes under certain conditions not to exceed $1,500,000 in maximum aggregate and in minimum amounts of no less than $75,000 per investor.

The Company received the funds for Todd Hartwig's Unsecured Senior Convertible Promissory Note on 1/5/2017. Todd Hartwig is Vice President of Product Development and an employee of WorldViz.

All Notes converted into Series A Preferred Stock of the Company at the purchase price of $6.0474 per share on January 12, 2018.

The Company has the following debt outstanding: see "**Related Person Transactions - Loans**".

Ownership

A majority of the Company is owned by a few individuals. These people are Matthias Pusch, Andrew Beall, Peter Schlueer, and Intel Capital (a division of Intel Corporation).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and Class of Securities Held	Percentage Owned Prior to Offering
Matthias Pusch	436,816 Series A Common Stock	21.40%
Andrew Beall	436,816 Series A Common Stock	21.40%
Peter Schlueer	436,816 Series A Common Stock	21.40%
Intel Capital	499,442 Series A Preferred Stock	24.47%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company is an industry leader in interactive virtual reality solutions. The Company's flagship product is Vizible, a Virtual reality SaaS solution for business collaboration and online training. Other products include Vizard, the VR community's favored interactive immersive 3D content creation software, and PPT, the most cost effective wide-area motion tracking system currently available. WorldViz provides high quality, low-cost immersive 3D products to Fortune 500 companies, designers, manufacturers, educators, researchers, and other professionals, integrating cutting-edge VR products on the market and delivering complete turnkey solutions. The Company also provides VR services including custom app development, and event design.

The Company is privately held. The Company was organized as a Limited Liability Company in the state of California on May 2, 2002, and reincorporated as a Delaware corporation on February 6, 2018. The Company has a 100% wholly owned subsidiary, WorldViz UK Limited, which was incorporated as a private United Kingdom company in 2015. The Company also has a representative branch office in Taiwan.

Liquidity and Capital Resources

The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we have $85,340 as of February 5, 2018 in cash on hand which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements were prepared prior to the Company's conversion from a limited liability company to a c-corporation. The Company's conversion did not make any substantive impact on the financial statements, which are attached hereto as Exhibit A.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $19,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A-1 Preferred Stock Investment Agreement and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of April 27, 2018.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The Company is offering the Series A-1 Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:

- greater information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right,
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred stock

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Series A Common Stock only.

Right to Receive Liquidation Distributions
Yes, junior to those for the Preferred Stock.

Rights and Preferences
None

Series Seed Preferred Stock

Dividend Rights
Holders of shares of Series Seed Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors, out of assets of the Company legally available as dividends, if any, as may be declared by the Board of Directors from time to time.

Voting Rights
Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Series A Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- adversely alter, change or amend any of the powers, preferences, privileges or rights of the Series Seed Preferred Stock;
- increase the authorized number of shares of Series Seed Preferred Stock;
- create any new class or series of stock of the Corporation *pari passu* with or having a preference over the Series Seed Preferred Stock with respect to distribution or liquidation rights; or

- purchase or redeem any shares (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase stock at cost upon the termination of service).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Series A Preferred Stock

Dividend Rights

Dividends shall accrue on each issued and outstanding share of Series A Preferred Stock, from and after the date of original issuance thereof (which, in the case of Series A Preferred Stock issued upon conversion of former Series A Preferred Units issued by WorldViz, LLC, shall be considered the date of the original issuance of such Series A Preferred Units), at a rate per annum equal to 8% of the original issue price per share (the "Series A Accruing Dividend"), based upon a 365-day year and actual days elapsed. The Series A Accruing Dividend shall be paid, prior and in preference to any declaration or payment of any dividend on shares of Common Stock or Series Seed Preferred Stock.

Voting Rights

Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Series A Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A Preferred Stock voting as a separate class. These matters include any vote to:

- amend, waive or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the rights, preferences or privileges of the Series A Preferred Stock;
- create or authorize the creation of or issue any other security, including convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series A Preferred Stock;
- increase the authorized number of shares of Common Stock, Series Seed Preferred Stock, Series A Preferred Stock, or Series A-1 Preferred Stock;
- purchase or redeem any shares (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase stock at cost upon the termination of service);
- declare or pay any dividends or make any distribution on any shares of capital stock of the Company (other than certain exclusions specified in the Certificate of Incorporation);
- create or authorize the creation of any debt or debt security, including any debt secured by the assets of the Company, other than (i) a revolving line of credit from a bank or other financial institution in a maximum principal amount up to $500,000, or (ii) purchase-money notes and lease-purchase contracts for the purchase of equipment in the ordinary course, provided that the maximum principal amount of such notes and contracts shall not exceed $100,000 at any one time;
- increase or decrease the size of the Board of Directors;
- alter or waive the rights, preferences or privileges of the Series A Preferred Stock; or
- authorize or effect a liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid. Holders of Series A Preferred Stock receive these distributions before any holders of common stock or Series Seed Preferred Stock.

Series A-1 Preferred Stock

Dividend Rights

Dividends shall accrue on each issued and outstanding share of Series A-1 Preferred Stock, from and after the date of original issuance thereof, at a rate per annum equal to 8% of the original issue price per share (the "Series A-1 Accruing Dividend"), based upon a 365-day year and actual days elapsed. The Series A-1 Accruing Dividend shall be paid, prior and in preference to any declaration or payment of any dividend on shares of Common Stock, Series A Preferred Stock, or Series Seed Preferred Stock.

Voting Rights

Series A-1 Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series A-1 Preferred Stock voting as a separate class. These matters include any vote to:

- amend, waive or repeal any provision of the Certificate of Incorporation in a manner that adversely affects the rights, preferences or privileges of the Series A-1 Preferred Stock;
- create or authorize the creation of or issue any other security, including convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series A-1 Preferred Stock;
- increase the authorized number of shares of Common Stock, Series Seed Preferred Stock, Series A Preferred Stock, or Series A-1 Preferred Stock;
- purchase or redeem any shares (other than pursuant to equity incentive agreements with service providers giving the Company the right to repurchase stock at cost upon the termination of service);
- declare or pay any dividends or make any distribution on any shares of capital stock of the Company (other than certain exclusions specified in the Certificate of Incorporation);
- create or authorize the creation of any debt or debt security, including any debt secured by the assets of the Company, other than (i) a revolving line of credit from a bank or other financial institution in a maximum principal amount up to $500,000, or (ii) purchase-money notes and lease-purchase contracts for the purchase of equipment in the ordinary course, provided that the maximum principal amount of such notes and contracts shall not exceed $100,000 at any one time;
- alter or waive the rights, preferences or privileges of the Series A-1 Preferred Stock; or
- authorize or effect a liquidation, dissolution or winding up of the Company, or a Deemed Liquidation Event (as defined in the Certificate of Incorporation).

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A-1 Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid. Holders of Series A-1 Preferred Stock receive these distributions before any holders of common stock, Series A Preferred Stock, or Series Seed Preferred Stock.

Conversion Rights

Each share of Series A-1 Preferred Stock may be converted, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of Series A Common Stock of the Company, as is determined by dividing (x) the applicable original issue price in effect for such share of Series A-1 Preferred Stock, by (y) the applicable conversion price in effect for such share of Series A-1 Preferred Stock at the time of the conversion

Rights under the Series A-1 Preferred Stock Investment Agreement

Under the Series A-1 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Series A-1 shareholders will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred stock.

Rights under the Voting Agreement

Under the Amended and Restated Voting Agreement, Series A-1 Preferred Stock holders agree (i) to vote in favor of the persons nominated to the Board in accordance with the description of the Board in the Voting Agreement, and (ii) that holders of Preferred Stock and the Company founders will vote their shares in favor of a deemed liquidation event or transaction in which 50% or more of the voting power of the Company is transferred and which is approved by the Board of Directors and the holders of, in the aggregate, a majority of the issued and outstanding Series A Common Stock and Preferred Stock, so long as (x) the liability of each stockholder in such transaction is several (and not joint) and does not exceed the stockholder's pro rata portion of any claim and (y) the consideration to be paid to the stockholders in such transaction will be allocated as if the consideration were the proceeds to be distributed to the Company's stockholders in a liquidation under the Company's Certificate of Incorporation.

All Non-Major Purchasers of Series A-1 Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred stock into common stock without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A-1 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder

As an investor in Series A-1 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

The investor's stake in the Company could be diluted due to the Company issuing additional stock. In other words, when the Company issues more stock (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of stock outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred stock or warrants) into stock.

If a company decides to issue more stock, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more stock in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for stock that represent 2% of a company valued at $1 million.

In December, the company is doing very well and sells $5 million in stock to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into stock. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more stock than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more stock for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more stock for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those stock can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series A-1 Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Previous Convertible Notes

The Company received the funds for Todd Hartwig's Unsecured Senior Convertible Promissory Note on 1/5/2017. Todd Hartwig is Vice President of Product Development and an employee of WorldViz. The note converted into Series A Preferred Stock, as described above under "Capitalization."

Loans

The Company's Third Amended and Restated Operating Agreement (the "Third Operating Agreement") was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of Series A Preferred Units. At that time, per the Third Operating Agreement, advances from Company members and loans from members were converted into loans from Series A Common Unit holders. The loans from unit holders (now stockholders) are notes payable resulting from advances by Series A Common Stockholders. The notes have an annual interest rate of 2.39%. No payments of interest or principal were made on the loans in 2015. The loans from stockholders are divided into short-term and long-term loans.

The terms for repayment of the loans are as follows:
- Short-term loan: the Company shall repay the entire balance of unpaid principal of and accrued and unpaid interest on the short-term loan in full on the first day on or following July 31, 2015 that the Company's aggregate cash balance equals or exceeds $2,200,000 (without giving effect to such repayment or the repayment of any other unsecured promissory notes with Company's founders).
- Long-term loan: beginning on the last day of the first calendar month on which the Company has generated minimum annualized earnings before interest, taxes, depreciation, and amortization of at least $250,000, measured on a trailing six-month basis for the six-month period ended on the last day of the immediately preceding calendar month, the Company shall pay the unpaid principal of and interest on the long-term loan in twelve (12) equal monthly payments sufficient to amortize such amount in twelve (12) equal monthly payments.

The allocation of the long-term loan and short-term loan as of December 31, 2016 is as follows:

Unit Holder	Amount	Long-Term	Short-Term
Andrew Beall	$45,583	$0	$45,583
Matthias Pusch	$407,970	$265,070	$142,900
Peter Schlueer	$148,673	$90,000	$58,673
Total	$602,226	$355,070	$247,156

Reimbursements

The Company is reimbursing Matthias Pusch and Peter Schlueer for interest charged on various personal credit cards for purchases made for the Company.

Convertible Notes

The Company received the funds for Todd Hartwig's Unsecured Senior Convertible Promissory Note on 1/5/2017 (see "**Capitalization - Convertible Notes**"). Todd Hartwig is Vice President of Product Development and an employee of WorldViz.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering

Series A	2/27/2015	506(b) of Regulation D	Preferred Stock	413,400 shares	Built engineering team; finalized Vizible design; completed Vizible alpha; revamped hardware solutions; filed 4 patent applications
Convertible Notes	6/27/2016	506(b) of Regulation D	Convertible Notes	$750,000 (converted January 5, 2018 into 138,025 shares of Series A Preferred Stock)	Completed Vizible beta; captured SaaS customers; deployed global cloud; expanded R&D; filed 2 patent applications

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A-1 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the 1933 Act
6. The Company ceases to do business.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Regardless, after the one-year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrew Beall
_____
(Signature)

Andrew Beall
_____
(Name)

CEO and CTO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Beall
_____
(Signature)

Andrew Beall
_____
(Name)

CEO and CTO
_____
(Title)

February 7, 2018
_____
(Date)

/s/Peter Schlueer
_____
(Signature)

Peter Schlueer
_____
(Name)

President
_____
(Title)

February 7, 2018

_____

(Date)

/s/Matthias Pusch
_____

(Signature)

Matthias Pusch
_____

(Name)

Vice President of Sales and Marketing
_____

(Title)

February 7, 2018
_____

(Date)

/s/Phil Schlageter
_____

(Signature)

Phil Schlageter
_____

(Name)

Chief Financial Officer
_____

(Title)

February 7, 2018
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

The Company's reviewed financial statements (in the Data Room) were prepared for the company prior to its conversion from WorldViz, LLC, a California limited liability company, to WorldViz, Inc., a Delaware C-corporation on February 6, 2018. The financial statements were prepared on a consolidated basis with WorldViz, LLC , WorldViz UK Limited (a wholly-owned subsidiary), and a representative branch in Taiwan.

WorldViz, LLC
A California Limited Liability Company

Financial Statements (unaudited) and Independent Accountants' Review Report
Two years Ended December 31, 2016 and 2015

WorldViz, LLC
Financial Statements (unaudited)

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To the Board of Directors & Management
WorldViz, LLC
Santa Barbara, California

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

We have reviewed the accompanying financial statements of WorldViz, LLC. (a California Limited Liability Company), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in the notes to the financial statements, WorldViz, LLC has generated significant losses to date, generates negative cash flow from operations, and is in the process of raising needed funds from outside the company. Accordingly, substantial doubt is raised about WorldViz's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

November 17, 2017

Members of:

WSCPA

AICPA

802 N Washington

PO Box 2163

Spokane, Washington

99210-2163

P 509-624-9223

mail@fruci.com

www.fruci.com

WORLDVIZ, LLC
CONSOLIDATED BALANCE SHEETS
(unaudited)

	December 31,	
	2016	2015
Assets		
Current assets		
Cash (Note 1)	$ 133,775	$ 101,270
Accounts receivable	1,034,336	2,029,261
Inventory (Note 1)	743,243	696,970
Work in process on contracts (Note 2)	374,872	466,346
Prepaid health insurance (Note 3)	1,320	5,000
Advances to employees	23,729	8,394
Promissory note funds receivable (Note 14)	100,000	-
Total current assets	2,411,275	3,307,241
Fixed assets - net (Note 1)	36,194	45,332
Deposits	9,000	9,000
Intangible assets - net (Note 4)	44,023	31,840
Total assets	$ 2,500,492	$ 3,393,413
Liabilities and stockholders' equity/(deficit)		
Current liabilities		
Accounts payable	$ 515,440	$ 184,593
Credit cards (Note 5)	121,705	121,491
401k trust fund payable (Note 6)	2,900	1,950
Accrued interest (Note 7)	26,388	11,994
Accrued payroll (Note 8)	292,403	293,664
Accrued Taxes	32,159	29,918
Advances from shareholders (Note 9)	28,207	31,706
Deposits from customers (Note 10)	5,500	5,561
Billings on contracts (Note 11)	574,943	654,927
Current portion long term liabilities (Note 12)	293,072	311,758
Total current liabilities	1,892,717	1,647,562
Long term liabilities		
Deferred revenue (Note 13)	2,784	40,349
Senior convertible promissory notes (Note 14)	695,966	-
Long term portion loans from shareholders (Note 15)	352,286	355,069
Total long term liabilities	1,051,036	395,418
Total liabilities	2,943,753	2,042,980
Commitments & contingencies	-	-
Shareholders' equity(deficit) (Note 16)		
Series A common units	22,606	22,606
Series B common units	194,219	178,891
Series seed preferred units	989,710	989,710
Series A preferred units	2,378,707	2,378,707
Accumulated deficit	(4,028,503)	(2,219,481)
Total stockholders' equity(deficit)	(443,261)	1,350,433
Total liabilities and stockholders' equity(deficit)	$ 2,500,492	$ 3,393,413

See accountants' review report and accompanying notes to the consolidated financial statements.

3

WORLDVIZ, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	December 31, 2016	December 31, 2015
Revenues (Note 17)	$ 4,545,479	$ 4,483,135
Cost of goods sold (Note 1)	2,325,450	2,031,742
Gross profit	2,220,029	2,451,393
Operating expenses		
Marketing and sales expenses	1,901,088	2,178,860
Research and development	1,116,968	981,594
General & administrative expenses	33,037	57,388
Employee benefits	167,906	198,397
Employee relations	65,966	119,846
Insurance	57,177	36,660
Legal and professional fees	101,178	141,646
Merchant fees	21,229	15,726
Office expenses	58,623	142,071
Rent	210,600	181,865
Salaries and wages	541,670	702,303
Stock option compensation	14,854	-
Utilities	71,000	72,420
Overhead allocation to cost of goods sold (Note 1)	(377,460)	(387,554)
Total operating expenses	3,983,836	4,441,222
Loss from operations	(1,763,807)	(1,989,829)
Other income (expense)		
Interest income	3	14
Currency exchange gain or (loss)	2,833	(2,261)
Interest expense (Note 18)	(47,601)	(28,297)
Loss on sale of assets	(450)	(1,562)
Total other income (expense)	(45,215)	(32,106)
Net loss before provision for income taxes	(1,809,022)	(2,021,935)
Provision for income taxes	-	-
Net Loss	$ (1,809,022)	$ (2,021,935)
Loss per common share, basic & diluted	$ (0.86)	$ (0.96)
Weighted average shares outstanding, basic & diluted	2,105,746	2,114,081

See accountants' review report and accompanying notes to the consolidated financial statements.

WORLDVIZ, LLC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited)
For the years ended December 31, 2016 and 2015

	Series A Common	Series B Common	Series seed Preferred	Series A Preferred	Accumulated Deficit	Total Stockholders' Equity
Balance on January 1, 2015	$ 22,606	$ 178,891	$ 989,710	$ -	$ (197,546)	$ 993,661
February 27, 2015, 413,400 Series A preferred units offerred at $6.0474, net of closing costs of $121,288				2,378,707		2,378,707
Net loss					(2,021,935)	(2,021,935)
Balance on December 31, 2015	22,606	178,891	989,710	2,378,707	(2,219,481)	1,350,433
September 14, 2016 exercise of stock option for 3,676 Series B Common units		15,328				15,328
Net Loss					(1,809,022)	(1,809,022)
Balance on December 31, 2016	$ 22,606	$ 194,219	$ 989,710	$ 2,378,707	$ (4,028,503)	$ (443,261)

See accountants' review report and accompanying notes to the consolidated financial statements.
5

WORLDVIZ, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	December 31,	
	2016	2015
Cash flows from operating activities		
Net loss	$ (1,809,022)	$ (2,021,935)
Adjustments to reconcile net loss to net cash		
used by operating activities:		
Depreciation and amortization	16,916	17,326
(Increase)/decrease in accounts receivable	994,925	(392,774)
(Increase)/decrease in inventory	(46,273)	(50,179)
(Increase)/decrease work in process on contracts	91,474	83,396
(Increase)/decrease in prepaid expenses	3,680	2,866
increase/(decrease) in accounts payable & accrued liabilities	347,324	209,307
Increase/(decrease) in billings on contract	(79,984)	(194,956)
Increase/(decrease) in deferred revenues	(59,034)	13,540
(Increase)/decrease in security deposits	-	4,500
Net activity in employee loans	(15,335)	(7,286)
Net cash used by operating activities	(555,329)	(2,336,195)
Cash flows from investing activities		
Loss on sale of assets	450	1,562
Payments for the purchase of property	(5,439)	(20,457)
Payments for the acquisition of intangible assets	(14,972)	(17,588)
Net cash used by investing activities	(19,961)	(36,483)
Cash flows from financing activities		
Increase/(decrease) loans Montecito Bank and Trust (Note 1)	-	(36,242)
Proceeds from promissory note	(100,000)	-
Proceeds from sale of Series B stock	15,328	-
Proceeds from the sale of convertible debt	695,966	-
Loans from shareholders	-	327,226
Note payables	-	(200,000)
Advances from shareholders	(3,499)	(282,352)
Reclass of members' contributed capital at December 31, 2014 (Note 1)	-	(978,935)
Reclass of accumulated deficit at December 31, 2014 (Note 1)	-	(197,546)
Reclass of stock	-	1,191,207
Additional investment by shareholders, net of closing costs (Note 1)	-	2,378,707
Distribution to member for 2014 taxable income	-	(20,000)
Net cash provided by financing activities	607,795	2,182,065
Net increase/(decrease) in cash and cash equivalents	32,505	(190,613)
Cash and cash equivalents, beginning	101,270	291,883
Cash and cash equivalents, ending	$ 133,775	$ 101,270
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	800
	$ -	$ 800

See accountants' review report and accompanying notes to the consolidated financial statements.

Note 1 - Nature of Business and Significant Accounting Policies

The Company is an industry leader in interactive virtual reality solutions. The Company's flagship products are VIZARD, the VR community's favored interactive immersive 3D content creation software, and PPT, the most cost effective wide-area tracking system currently available. WorldViz provides high quality, low-cost immersive 3D products to researchers, educators, designers, manufacturers, and other professionals, integrating all common VR products on the market and delivering complete turnkey solutions. The Company also provides VR services including custom programming and event design and management.

Company structure

The Company is privately held. WorldViz LLC was organized as a Limited Liability Company in the state of California on May 21, 2002. The Company elected and was approved by the IRS to be treated for tax purposes as a C Corporation beginning with the year 2015. The Company is in the process of converting from a California Limited Liability Company into a Delaware Corporation. The Equity sections of these financial statements are treated as a Corporation. The Company has a 100% wholly owned subsidiary, WorldViz UK Limited, which was incorporated as a private United Kingdom company in 2015. The Company also has a representative branch office in Taiwan. These financial statements are prepared on a consolidated basis.

Revenue recognition

The Company recognizes product revenue at the time of shipment and on the percentage of completion method. Product revenues include software, custom programming and hardware. Service revenues from consulting, custom programming, event design and management, systems integration and training are recognized when the services are performed and on the percentage of completion method.

Inventories

Inventories consist of purchased materials, direct labor and overhead of the Company allocable to production. Materials are valued at the lower of cost or market value. Cost is determined on an average cost amount. A portion of the General and Administrative expenses are allocated to the Cost of Materials Sold and Inventory.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Cash and cash equivalents

The Company considers all highly liquid instruments with maturities of three months or less at the time of issuance to be cash equivalents. At December 31, 2016 and 2015, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts which may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's accounts are insured for $250,000 by FDIC for US bank deposits.

Use of estimates

The preparation of financial statements in conformity of generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from the estimates.

Income taxes

In 2015, the Company elected C Corporation status for Federal income taxes as of January 1, 2015 whereby the Company must pay taxes based upon its income. For the year 2015, the Company had Federal and California income tax net operating losses of $1,821,961 and $1,796,912 respectively, as well as Federal and California research and development credits of $65,232 and $60,148 which will be carried forward. The compilation of the 2016 Federal and California income tax returns are still in progress. It is anticipated that 2016 Federal and California income NOL's and R&D Credits will be comparable to 2015. In 2016 the Company received a $6,000 California refund of taxes that was originally paid as an estimated gross receipts fee for 2015. In 2016 the Company paid income taxes of $800 to the State of California based upon the minimum amount due by a corporation. In 2016, the Company also accrued United Kingdom income taxes payable of $3,551.

Allowance for doubtful accounts

The Company expenses uncollectible receivables in the year in which they occur. In 2016, the Company expensed $1,805 in uncollectible receivables. In 2015, the Company expensed $7,508 in uncollectible receivables.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of accounts receivable. The Company performs credit evaluations of its customers and generally requires no collateral.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value as of December 31, 2016 and 2015

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new guidance supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), which delayed the effective date of the new guidance by one year, which will result in the new guidance being effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, and is to be applied retrospectively. Early adoption is permitted, but can be no earlier than the original public entity effective date of fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is evaluating the impact of adopting the new guidance on its financial statements, but does not expect the adoption to have a material impact on its financial statements.

Stock-based compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Capitalized cost of sale of shares and capital contributions

The Company capitalizes as an offset to Shareholders Equity, the legal services and other expenditures associated with securing and closing Sale of Shares.

Earnings per share

The Company calculates net income (loss) per share based on the authoritative guidance. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. As of December 31, 2016 and 2015, the Company had potentially dilutive rights outstanding related to its convertible securities, however, were considered anti-dilutive.

Fixed assets

Furniture and equipment is stated at cost and depreciated on a straight-line basis. Items with a value of less than $2,500 are expensed. Assets are depreciated over the following useful lives:

Computer Software	3 years
Computers	5 years
Office and Other Equipment	5-7 years
Vehicles	2-10 years
Tenant Improvements	5-15 years

As of December 31, 2016, Fixed Assets consisted of the following:

	Cost	Accumulated Depreciation	Book Value
Computer Software	$ 6,248	$ 3,645	$ 2,603
Computers	$ 28,212	$ 11,216	$ 16,996
Office and Other Equipment	$ 28,617	$ 26,406	$ 2,211
Vehicles	$ 12,000	$ 10,854	$ 1,146
Tenant Improvements	$ 22,082	$ 8,844	$ 13,238
Total	$ 97,159	$ 60,965	$ 36,194

Depreciation expense for the two years ending December 31, 2016 and 2015 were $14,127 and 15,685 respectively.

Significant events

1. A Third Amended and Restated Operating Agreement was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of a Series A Preferred Series Units. On February 28, 2015, a Series A Preferred Unit Purchase Agreement was executed between the Company and Intel Capital for $2,500,000. In return, Intel Capital received 413,403 Series A Preferred Units totaling 16.67% of the Company's ownership units fully diluted at that time.
2. On May 8, 2012, the Company received a 3-year installment loan of $244,350 from Montecito Bank and Trust secured by certain assets of the Company. The purpose of the loan was to provide additional working capital for the Company. The loan has a fixed interest rate of 6.75% and is re-payable in 36 equal monthly payments of $7,531.41. The loan was paid off in full on March 18, 2015. Interest paid by the Company over the term of the loan totaled $26,766. The loan was personally guaranteed by the Company's managing members Andy Beall, Matthias Pusch and Peter Schlueer.
3. On June 26, 2016, the Company's Board of Managers and voting members approved the offering of up to $1,500,000 in Unsecured Senior Convertible Promissory Notes (Notes). The Notes shall be (A) due and payable on December 1, 2017, and (B) shall bear interest at the rate of 8% per annum. On June 27, 2016, the Company entered into a Note Purchase Agreement with Intel Capital Corporation under which the Company agrees to issue and sell one or more Notes under certain conditions not to exceed $1,500,000 in maximum aggregate and in minimum amounts of no less than $75,000 per investor.
4. Details regarding the ownership of the company as of 2016 and 2015 year ends are disclosed in Note 16-Shareholders and Members Equity.

Note 2 – Work in process on contracts

Work in Process on Contracts consists of the estimated net profit resulting from the percentage of completion method of matching revenues and expenses for contracts with work in process and prepayments to suppliers for materials and services related to contracts with work in process.

Note 3 – Prepaid Health Insurance

The Company has a group health plan for employees which it self insures. The Company offers a low deductible group insurance plan to its employees, but purchases a group high deductible insurance policy from Blue Shield of California. The Company uses Benelect, a health plan administrator, to pay the differential between the low deductible group insurance plan claims and the high deductible group insurance policy pay outs. Prepaid Health Insurance is the amount that the Company has on deposit with Benelect to pay the differential between the group insurance plan and the group insurance policy.

Note 4 – Net Intangible Assets

Net Intangible assets consist of the following:
1. License agreements for the software underlying the Company's Vizard product.
    a. The Company and the Board of Regents of the University of California at Santa Barbara are parties to a Software License Agreement dated September 9, 2002, under which the Company paid $12,000 for and has an exclusive worldwide license from the University of California at Santa Barbara to use "Virtual Reality Utilities" software to further develop software and distribute software as a commercial product. This license agreement is being amortized over 15 years.
    b. The Company and Massachusetts Institute of Technology are parties to a Copyright License Agreement dated August 8, 2004, under which the Company paid a nominal amount for and has a non-exclusive commercial license from Massachusetts Institute of Technology to use "Virtual Reality Utilities" software and reproduce the program and create derivatives.
2. The Company has been granted two patents by the USPTO:
    a. Precision Position Tracking Device—Patent number US 9,110,503 B2
    b. Precision Position Tracking System—Patent number US 9,541,634 B2
3. The Company has filed with the United States Patent and Trademark Office (USPTO) a number of applications claiming certain inventions relating to the Company's PPT motion tracking system and portable, immersive virtual reality systems. It is not possible to predict whether all or any portion of the claims in the applications will be allowed or what the strength may be of any patent issuing from such applications. The Company has paid $40,915 as of December 31, 2016 in legal and patent fees which have been capitalized and are being amortized over a 15-year period.
4. The Company owns two trademarks that are registered with the USPTO:
    a. "Vizard" – Registration number 272730
    b. "Where Virtual Becomes Reality" – Registration number 3201287

Amortization Expense for the two years ending December 31, 2016 and 2015 was $2,789 and $1,641 respectively.

Note 5 – Credit Cards

The Company uses credit cards to pay for various expenses. On December 31, 2016 credit card balances were as follows:

Credit Card	Credit Limit	Credit Balance	Credit Balance Remaining	Purchase Interest Rate	Cash Interest Rate
Bank of America MasterCard	$ 35,000	$ 31,374	$ 3,626	11.49%	24.49%
Bank of America Visa	$ 40,000	$ 37,611	$ 2,389	9.49%	24.49%
Bank of America Visa Commercial	$ 20,000	$ 340	$ 19,660	9.50%	9.50%
Capital One Small Business	$ 34,000	$ 28,758	$ 5,242	18.49%	23.49%
Capital One Visa	$ 1,000	$ -	$ 1,000	17.40%	20.40%
Chase MasterCard	$ 35,500	$ 23,453	$ 12,047	9.49%	25.24%
Citi Costco Visa Card	$ 12,000	$ 169	$ 11,831	29.49%	29.49%
Total	$177,500	$ 121,705	$ 55,795		

The Credit Card Balances at December 31, 2015 totaled $121,491.

Note 6 – 401k Trust Fund Payable

The Company established a 401k defined contribution retirement plan for eligible employees in 2012. The Company does not currently provide a matching amount to employee contributions. At year end 2016 and 2015, the trust fund balance was $61,052 and $53,731 respectively.

Note 7 – Accrued Interest Payable Shareholders-Related Parties

A Third Amended and Restated Operating Agreement was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of a Series A Preferred Series Units (See Note 15). At that time, per the Third Operating Agreement, Advances from Members and Loans from Members were converted into Loans from Series A Common Shareholders (See Note 9). The Loans from Shareholders are Notes Payable resulting from advances by Series A Common Shareholders. The notes have an annual interest rate of 2.39%. No interest or principal was paid on the loans in 2015. The Loans from Shareholders are divided into Short-Term and Long-Term Loans. The accrued interest on both types of loans has been classified as current for these financial statements. The accrued interest due on the loans as of yearend 2016 and 2015 are as follows:

Shareholder	2016	2015
Andy Beall	$ 1,997	$ 908
Matthias Pusch	$ 17,876	$ 8,125
Peter Schlueer	$ 6,515	$ 2,961
Total	$ 26,388	$ 11,994

14

Note 8 – Accrued Payroll Payables

The Company has a bonus plan that provides a bonus to employees annually if certain revenue amounts are met. The Company also has a sales commission plan that pays salespersons one month after the quarter in which revenue is invoiced. In addition, the company has a personal time off plan that allows employees to accrue up to 30 working days in time off. All these plans are subject to change at the discretion of the Company. On December 31, 2016 and 2015 the Accrued Payroll Payable was:

	2016	2015
Accrued Bonuses Payable	$ -	$ -
Accrued Salary Payable	$ -	$ 18,806
Accrued Sales Commissions Payable	$ 82,997	$ 74,449
Accrued Personal Time Off Payable	$ 209,406	$ 200,409
Total Accrued Payroll Payable	$ 292,403	$ 293,664

Note 9 – Advances from Shareholders

Advances from Shareholders are reimbursements due to Series A Common Shareholders for payment of various expenses.

On December 31, 2016 and 2015, the Advances from Shareholders were:

Shareholders Advances	**2016**	2015
Andy Beall	$ 1,886	$ 1,886
Matthias Pusch	33,642	37,141
Peter Schlueer	(7,321)	(7,321)
Total	$ 28,207	$ 31,706

Note 10 – Deposits from Customers

From time to time customers prepay for custom programming or for hardware to be delivered in projects. In addition, some of the Company's foreign resellers periodically make sales utilizing letters of credit. To facilitate the Company's resellers' letter of credit transactions, the Company on occasion will collect the letter of credit funds on behalf of the reseller, retaining a portion of the collection to pay for the purchase of Company products and services. The remainder portion of the letter of credit will then be held by the Company for future sales or remitted to the reseller. Deposits from Customers consist of customer prepayments and the remainder portion of reseller letter of credit collections.

At year end 2016 and 2015, Deposits from Customers consisted of the following:

Deposits	**2016**	2015
Resellers	$ -	$ 5,561
Customers	$ **5,500**	$ -
Total	$ **5,500**	$ 5,561

Note 11 – Billings on Contracts

Billings on Contracts consists of percentage of completion revenues recognized for contracts with work in process.

Note 12 - Current Portion of Long Term Liabilities

The Current Portion of Long Term Liabilities consists of the current portion of Deferred Revenue and the current portion of Loans from Shareholders noted in Notes 13 and 15.

Note 13 – Deferred Revenue

The Company sells annual support contracts for its products and services.   The Company recognizes support contract revenue in the year in which the support contract begins.   The amount of deferred support contracts beginning in the following years are:

	2016			2015
2016	$ -		2016	$ 64,601
2017	$ **43,132**		2017	$ 40,349
2018	$ **2,784**		2018	$ -
Total	$ **45,916**		Total	$ 104,950

Note 14 – Unsecured Senior Convertible Promissory Notes

On June 26, 2016 the Company's Board of Managers and voting members approved the offering of up to $1,500,000 in Unsecured Senior Convertible Promissory Notes (Notes). The Notes shall be (A) due and payable on December 1, 2017, and (B) shall bear interest at the rate of 8% per annum. On June 27, 2016, the Company entered into a Note Purchase Agreement with Intel Capital Corporation under which the Company agrees to issue and sell one or more Notes under certain conditions not to exceed $1,500,000 in maximum aggregate and in minimum amounts of no less than $75,000 per investor.

The Notes automatically convert into equity securities at a discount of 15% if the Company issues and sells $3,000,000 or more in equity securities to a single new investor. If the Company issues and sells less than $3,000,000 in equity securities to a single new investor, a Note Holder has the option of converting the Note into equity securities at a 15% discount. Also immediately prior to the Note maturity date, a Note Holder has the option of converting the Note into Series A Preferred Units of the Company at the purchase price of $6.0474 per unit.

No interest has been paid to the Note holders as of December 31, 2016. Any accumulated interest is added to the Note balance upon conversion and for these financial statements is treated as part of the Note.

2016 Year End Senior Convertible Promissory Note Holders and balances are:

Note Holder	Principal	Accumulated Interest	2016
Middlefield Ventures	$ 500,000	$ 20,333	$ 520,333
Navigo Capital	75,000	633	75,633
Todd Hartwig	100,000	-	100,000
Total	$ 675,000	$ 20,966	$ 695,966

The Company received the funds for Todd Hartwig's Unsecured Senior Convertible Promissory Note on 1/5/2017. Todd Hartwig is Vice President of Product Development and an employee of WorldViz.

Note 15 – Loans from Shareholders-Related Parties

A Third Amended and Restated Operating Agreement was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of a Series A Preferred Series Units (See Note 16). At that time, per the Third Operating Agreement, Advances from Members and Loans from Members were converted into Loans from Series A Common Shareholders (See Note 9). The Loans from Shareholders are Notes Payable resulting from advances by Series A Common Shareholders. The notes have an annual interest rate of 2.39%. No interest or principal was paid on the loans in 2015. The Loans from Shareholders are divided into Short-Term and Long-Term Loans. The terms for repayment of the loans are as follows:

SHORT-TERM LOAN. Maker shall repay the entire balance of unpaid principal of and accrued and unpaid interest on the Short-Term Loan in full on the first day on or following July 31, 2015 that the Company's aggregate cash balance equals or exceeds $2,200,000.00 (without giving effect to such repayment or the repayment of any other unsecured promissory notes with Maker's founders).

LONG-TERM LOAN.   Beginning on the last day of the first calendar month on which the Maker has generated minimum annualized EBITDA of at least Two Hundred Fifty Thousand Dollars ($250,000), measured on a trailing six-month basis for the six-month period ended on the last day of the immediately preceding calendar month, Maker shall pay the unpaid principal of and interest on the Long-Term Loan in twelve (12) equal monthly payments sufficient to amortize such amount in twelve (12) equal monthly payments.   As used herein, "EBITDA" means earnings before income taxes, depreciation, and amortization, as such term is defined for purposes of United States generally accepted accounting principles.

The allocation of Long-Term Loan, Short-Term Loan as of December 31, 2016 is as follows:

Shareholder	Amount	Long Term	Short Term
Beall	$ 45,583	$ -	$ 45,583
Pusch	407,970	265,070	142,900
Schlueer	148,673	90,000	58,673
Total	$ 602,226	$ 355,070	$ 247,156

See Note 7 for accrued interest payable on the loans.

Note 16 – Shareholders and Members' Equity

The Company is privately held. A Second Amended and Restated Operating Agreement was made and entered into, effective as of March 12, 2014, by the members of the Company to facilitate the creation of Series Seed Preferred Units which provide for certain liquidation and tax preferences to the holder. On March 13, 2014, a Series Seed Preferred Unit Purchase Agreement was executed between the Company and Susan Burghart for $1,000,000. In return, Susan Burghart received 179,414 Series Seed Preferred Units totaling 10% of the Company's ownership units outstanding at that time.

A Third Amended and Restated Operating Agreement was made and entered into, effective as of February 27, 2015 by the members of the Company to facilitate the creation of a Series A Preferred Series Units. On February 28, 2015, a Series A Preferred Unit Purchase Agreement was executed between the Company and Intel Capital for $2,500,000. In return, Intel Capital received 413,403 Series A Preferred Units totaling 16.67% of the Company's ownership units fully diluted.

Per the Third Amended and Restated Operating Agreement, the Company was authorized to issue the following Units at year end 2016 and 2015:

Series A Common Units	1,903,262
Series B Common Units	577,157
Total Common Units Authorized	2,480,419
Series Seed Preferred Units	179,414
Series A Preferred Units	413,400
Total Preferred Units Authorized	592,814
Total Units Authorized	3,073,233

As of December 31, 2015, the ownership of the Company was as follows:

Units Outstanding	Total Units	Fully Diluted %	Voting Units	Voting %	Non Voting Units
Series A Common Units	1,310,448	53.94%	1,310,448	68.85%	
Series A Preferred Units	413,400	17.02%	413,400	21.72%	
Seed Series Preferred Units	179,414	7.39%	179,414	9.43%	
Series B Units	210,819	8.68%	-	0.00%	210,819
Total Units Outstanding	2,114,081	87.03%	1,903,262	100.00%	210,819
Series B Unit Options/Pool					
Granted/Not Exercised	248,165	10.22%			
Remaining In Options Pool	67,058	2.76%			
Series B Unit Options Available	315,223	12.98%			
Total Units Fully Diluted	2,429,304	100.00%			

As of December 31, 2016, the ownership of the Company was as follows:

Units Outstanding	Total Units	Fully Diluted %	Voting Units	Voting %	Non Voting Units
Series A Common Units	1,310,448	54.03%	1,310,448	68.85%	
Series A Preferred Units	413,400	17.05%	413,400	21.72%	
Seed Series Preferred Units	179,414	7.40%	179,414	9.43%	
Series B Units	200,105	8.25%	-	0.00%	200,105
Total Units Outstanding	2,103,367	86.73%	1,903,262	100.00%	200,105
Series B Unit Options/Pool					
Granted/Not Exercised	224,979	9.28%			
Remaining In Options Pool	96,958	4.00%			
Series B Unit Options Available	321,937	13.28%			
Total Units Fully Diluted	2,425,304	100.00%			

The Company had a 2006 Unit Option Plan (2006 Option Plan) which became effective August 1, 2006. The 2006 Option Plan had a term of 10 years, expired on July 31, 2016 and had authorized 440,731 Series B Common Unit Options be set aside for employees. A new Incentive 2016 Equity Incentive Plan was approved by the Company's Board of Managers and voting members approved and became effective August 1, 2016. The new Incentive 2016 Equity Incentive Plan has a term of 10 years and authorizes 440,731 Series B Common Unit Options be set aside for employees.

Note 17 – Sales by Segment

The Company sales consist of various software, hardware, and service offerings. Discounts on sales are offered to academic customers and to resellers of the Company's offerings. The various sales segments consisted of:

	2016	2015
Software	$ 1,973,225	$ 2,498,210
Hardware-WorldViz	$ 1,754,790	$ 1,581,392
Third Party Hardware	$ 214,403	$ 174,173
Solution Services	$ 1,778,155	$ 1,379,835
Customer Shipping Charges	$ 59,153	$ 46,264
Sales Discounts and Allowances	$ (1,234,247)	$ (1,196,739)
Total Sales	$ 4,545,479	$ 4,483,135

Note 18 – Interest Expense-Related Parties

Interest Expense includes accrued interest payable on Loans from Shareholders (See Note 9). In addition, the Company is reimbursing Matthias Pusch and Peter Schlueer for interest charged on various personal credit cards for purchases made for the Company.

Note 19 – Subsequent Events

Pursuant to Note 14, the Company has issued and sold this additional Unsecured Senior Convertible Promissory Note:

Date of Sale	Note Holder	Principal Amount
2/20/2017	Jack Loomis	$75,000
	Total	$75,000

Note 20 – Leases

The company signed an amendment to the lease for the property at 614 Santa Barbara, Santa Barbara, CA 93101 on August 17,2015 to extend the term of the lease for 24 months beginning November 1, 2015 and expiring October 31, 2017. On July 6, 2017, the lease was extended to December 31, 2020. The minimum lease commitments for the next five fiscal years are as follows:

2017	201,600
2018	201,600
2019	201,600
2020	201,600
2021	-
Total	806,400

Note 21 – Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will not be realized and has therefore recorded a full valuation allowance. The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

WORLDVIZ, LLC
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the twelve months ended December 31, 2016 and 2015

	For the twelve months ended December 31,	
	2016	2015
Deferred tax asset	$ **1,442,187**	$ 646,421
Valuation allowance	**(1,442,187)**	(646,421)

As of December 31, 2016, the Company has a net operating loss carryforward of approximately $3,608,400 to reduce future federal taxable income which begins to expire in the year 2036. The Company currently has no federal or state tax examinations in progress. With limited exception, all of the Company's open tax years beginning in tax year 2014 are subject to federal and state tax examinations.

The Company is subject to taxation in the U.S. and the states of California, Maryland, and Maine and is current on its federal and state tax returns.

In the two years ending December 31, 2016 and 2015 there was $32,159 and $29,918 respectively which included income tax, payroll taxes and sales tax.

Note 22 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated positive cash flow from operations, relies on outside sources to fund operations, and has incurred losses from inception of approximately $4,028,503, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales under its current business model, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

EXHIBIT C
PDF of SI Website

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Product Design | Corporate Training | Virtual Reality | Santa Barbara

Website: http://www.worldviz.com

Share:

WorldViz

Virtual reality SaaS solution for business collaboration and online training. Edit Profile

$500	$19,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

WorldViz is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by WorldViz without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Total Sales In 2017
$5M+

Total Commercial Customers
1,500+

- Customers include Nokia, Lenovo, Lockheed Martin, NASA, and Stanford University.
- Investors include Intel Capital and Navigo Capital.
- Vizible Beta customers include Roche, Siemens, Turner Construction, and Rockwell Collins.
- Experienced management team with 100+ years of combined VR experience, five (5) PhDs on staff, four (4) patents, and five (5) patents pending.
- 10x increase in companies signing up for Vizible Beta from June to December 2017.

- Round Size: US $3,000,000
- Raise Description: Series A-1
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $19,000,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

WorldViz and its new VR product Vizible are changing the way businesses collaborate, communicate and train.

Analysts believe that the use of augmented reality (AR) and virtual reality (VR) in businesses could grow to a $108B market by 2021 (up from $3.9B in 2016). One area that is poised to take advantage of these new technologies is business collaboration.

The rising globalization of business, coupled with the increasing costs of travel, requires better, more cost-effective ways to communicate and collaborate. That need has never been greater in manufacturing, engineering, architecture or construction, where the slightest miscommunication can lead to million-dollar mistakes and month-long delays.

Current collaboration technologies, such a telephony and video conferencing, don't allow users in multiple places around the world to meet each other in a virtual space. Nor do they enable users to experience concepts and ideas as if they actually exist, like what a new car concept might be like to sit in, or what an architectural design will be like to live in. Only VR can provide that, and only Vizible makes it easy enough for anyone to do.

Vizible is cloud-based and designed for hosting secure, private meetings in VR. It's designed for simplicity with a drag-and-drop interface that is immediately familiar to anyone who uses PowerPoint, Google docs, or GoToMeeting. In a nutshell, Vizible is the next step in business collaboration.

We already have Vizible customers across the globe providing a recurring revenue stream, as well as involved channel and technology partners. With more investment, we can expand our reach and bring Vizible to the masses.

Testimonials

"Vizible is transforming the future of healthcare design at STERIS Corporation."

Michael Burton, Sr. Manager, Planning and Project Design Group

"The excitement of actually seeing something come to life is very reassuring. My only regret is that we didn't do it a year ago!"

Thomas Tighe, CEO, Direct Relief

"Vizible really almost leapfrogs us from where we are now in marketing to where we're going to be tomorrow."

Jay Klanfer, SVP Business Development, Travel Group Hotels & Resorts

"The WorldViz team has a strong vision and an impressive track record of bringing real value to businesses. Virtuix and WorldViz share the vision of bringing VR to the masses."

Jan Goetgeluk, CEO Virtuix

"The mix of decades of experience, virtual reality engineering expertise, and product vision is why Navigo Capital chose to invest in WorldViz. I'm excited about how WorldViz is helping to build a VR business ecosystem."

Michael Probstel, Navigo Capital

"As an investor in WorldViz, I have marveled at their ability to innovate and build VR software tools that solve real-world problems. The WorldViz team has incredibly deep expertise in VR and shown the rare ability to understand where VR provides value and create visionary products that address a large market. I can't wait to see what the WorldViz team will accomplish in the future!"

Jack Loomis, Professor Emeritus, *PhD UC Santa Barbara*

**The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Pitch Deck

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worldviz
where virtual becomes reality ™
A Leader in B2B Virtual Reality
CONFIDENTIAL I worldviz.com

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Product & Service

What is Vizible?

Building on our long-established leadership in the enterprise VR space, WorldViz has launched a new VR collaboration solution called Vizible. Vizible is cloud-based and designed for secure, private meetings. The beta version of Vizible has already shown rapid user adoption, enabling professionals to create content and host a remote, private meeting with anyone for the purposes of communicating, collaborating, and training. We've accomplished this by engineering two major software components:

First, Vizible comes with a powerful desktop Presentation Designer that is easy to use. Similar to Microsoft PowerPoint, it lets users drag their own content (e.g., PDFs, videos, audio, and 3D models) into a VR presentation and position it wherever they want. While the tool is immediately familiar to anyone who has made a PowerPoint presentation before, its cloud-based, collaborative editing, and instant cloud sync make any Google Apps user feel right at home.

Second, we've launched our own secure, scalable cloud infrastructure that provides users the ability to hold VR meetings with anyone around the globe as conveniently as if they were setting up a web conference call. Synchronization of content across all users prior to the meeting is fully automatic, while synchronization (and optional recording) of all users' actions, movements, and audio is also handled by our servers. Our global cloud infrastructure assures high performance over the entire planet.

Once a user is invited to a Vizible meeting, all they need to do is accept the invitation, and then join the host using a PC, an Oculus Rift VR headset, a HTC Vive VR headset, or a 3D projection system. If users don't have the required headsets, we can assist them in getting set up. Support for mobile VR devices, such as Google Daydream and Samsung Gear VR, as well as WebVR, is coming early 2018.

Gallery





Vizible Meeting New York-Taipei. **Vizible VR meeting starting between users in New York and Taipei.**

Media Mentions

























Team Story

As pioneers in the VR industry, we've been overcoming the impossible to produce VR solutions to real industry problems long before VR gained broad attention.

With 15 years of proven industry experience in virtual reality, WorldViz provides guidance and leadership to those using the dynamic technology of virtual reality.

We first developed virtual reality technologies in the early 1990s along with psychologist and VR expert Jack Loomis to conduct research in human perception and behavior at MIT and the University of California. The technology that was developed in those labs contributed to some of the first fully-functional interactive VR systems in the world.

In 2002, as industry and academic interest in VR technology intensified and the piece part components began to rapidly evolve, we founded WorldViz. The company quickly advanced to industry trailblazer as our reputation for world-class service and groundbreaking VR solutions grew. For the following 15 years, we have been delivering VR solutions and guidance to research scientists, government leaders, and business teams in the United States and around the globe.

Today, we take pride in being the world leader in innovative enterprise-level VR solutions that meet clients' needs whatever their industry and goals.

Founders and Officers



Andy Beall
CEO

Andrew C. Beall is CEO and CTO of WorldViz, a global Virtual Reality software and hardware provider. He earned his PhD in cognitive psychology at the University of California, Santa Barbara, in 1997. As a co-founder of WorldViz in 2002, his vision has helped the company become a leading turnkey interactive virtual reality solution provider for Fortune 500 industrial customers as well as numerous government agencies. Dr. Beall also co-directs the Research Center for Virtual Environments and Behavior at the University of California Santa Barbara's Department of Psychology. He has received funding from the National Science Foundation, National Institutes of Health, Air Force Office of Scientific Research, the Office of Naval Research, and the Army Research Office. His research interests include visual psychophysics, collaborative virtual environments, and advanced displays and controls.



Peter Schlueer
PRESIDENT & CO-FOUNDER

Peter Schlueer spearheaded the securing of intellectual property for WorldViz and currently oversees WorldViz operations, marketing & PR, and business development. Prior to founding WorldViz, he worked in the print media industry for leading European newspapers and magazines including Germany's Die Welt. An experienced communications and management professional, Schlueer earned a Master of Arts degree in Germany and England. Schlueer has also served his community since 2011 as a member of the Santa Barbara Symphony's Board of Directors.



Matthias Pusch
VP SALES AND MARKETING & CO-FOUNDER

Matthias Pusch brings 15 years of experience in VR engineering, marketing and sales to WorldViz. A native of Germany, he has extensive knowledge of international VR markets and their evolving segments. Prior to founding WorldViz, Pusch provided strategic consulting services to the high tech industry as an Associate at McKinsey & Company. Pusch earned Masters' degrees in Engineering and Psychology from Erlangen and Freiburg Universities.



Phil Schlageter
CHIEF FINANCIAL OFFICER

Mr. Phil Schlageter is managing the company's entire financial reporting and oversees accounting and administration departments. Mr. Schlageter has extensive business experience working with a wide variety of companies and industries. Prior to joining WorldViz, Mr. Schlageter was a business consultant and the managing partner of Orsak and Company, CPAs. He was also one of the founding partners of Kinko's Copies. Mr. Schlageter is a California Certified Public Accountant and a member of the Turnaround Management Association. He received a degree in Business Administration from the University of Houston.

Key Team Members



Todd Hartwig

Director of Product Management (Sega, Vivendi, Atari, game dev expert)



Chris Coffin

VP Development(PhD in CS from UC Santa Barbara, VR engine expert)



Barry Lewine

Director Sales APAC (Christie Digital, VR projection system expert)



Sandra Bergmeir

Global Account Manager(BS Computer Science, BA CCI at IKEA Germany)



Charlotte Li

Sales Manager China (PhD from Chinese Academy of Sciences, VR research)



Brian Rossini

Head of Sales EMEA (Canon, VR system expert)



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Notable Advisors & Investors

Intel Capital

Investor, Intel's strategic investment arm, backing innovative technology startups.



Navigo Capital

Investor, Privately held venture capital and real estate management company.



Jack Loomis

Investor, Professor Emeritus, UC Santa Barbara, Virtual Reality pioneer.



Jason Spievak

Advisor, SaaS expert (Santa Barbara Angel Alliance, Apeel, Invoca, MBA Kellog School)



Gabriel Baker

Advisor, VR education expert (founder of VR education start-up Edorble)

Q&A with the Founder

Q: Please detail your platform.

WorldViz: Vizible is a VR collaboration solution that can be used by any organization. It's cloud-based and designed for secure, private, immersive meetings. We often describe Vizible as the VR-ready mashup of PowerPoint and GoToMeeting. As with PowerPoint, even non-technical users can use Vizible, but instead of creating 2D PowerPoint slides, our users create immersive experiences with 3D models, spherical media, images, documents, sounds, interactivity, recordings, and more. Like PowerPoint, Vizible's Presentation Designer still has a familiar "slide" layout with a drag-and-drop interface, and no coding is needed. Once you're done creating your immersive presentation with the Vizible Presentation Designer, you can share a link to a session - just as you might share a link to a GoToMeeting session. Then, people around the world can meet you in VR. You really feel as if you're there with other people, using voice, gestures, drawing tools, and more. Vizible works on Oculus Rift, HTC Vive, and PC Desktop, and we'll be bringing it to more platforms in 2018 to expand reach and accessibility. In short, Vizible provides an extraordinary way not only to create VR experiences, but to come together in VR with other people to conduct business, do trainings, look at designs, and more. The fact that Vizible is both a creation and collaboration platform makes it a unique, end-to-end solution; and the fact that we already have deep inroads in the enterprise VR space gives us a big head start.

Q: Please detail your customer acquisition and sales strategy.

WorldViz: We are applying a three-prong strategy to customer acquisition and sales. First, we are leveraging our strong ties to our existing base of over 1,500 clients to look for opportunities. Once our sales team has identified an opportunity, we provide personalized onboarding and training, online resources, and nurturing through our support forums. Second, we have seen much success acquiring new customers through the use of SEM (search engine marketing), SEO (search engine optimization), SMM (social media marketing), and customized lead nurturing. On top of that, we are hitting 10-12 targeted trade shows throughout the year and providing demos of Vizible to showcase the benefits of our product. Furthermore, we are leveraging a number of high-visibility partners to gain traction within their customer base. We are working with Lenovo as a Vizible distribution channel, and continuing ongoing partnership discussions with HP. Finally, a core part of our customer acquisition and sales strategy is staying competitive by improving Vizible as a product. On the current horizon, we're adding mobile/all-in-one platform support, Salesforce plugins, potent analytics, and launching a product advisory board this year.

Q: How do you anticipate revenue distribution across your three tiers (Pro Account, Standard, and Enterprise) going forward?

WorldViz: We anticipate that most revenue will be driven by our Pro Account for the first year with 60% of revenue coming from Pro, 20% coming from standard, and 20% from enterprise.

Q: Please detail your customer pipeline.

WorldViz: Our current customer pipeline constitutes $12.7M in addition to 80 qualified Vizible subscribed Beta user organizations using the Vizible platform.

Q: Please detail your IP.

WorldViz: To date, we have four (4) patents issued, which cover our motion tracking inventions as well as our integrated and portable VR solution, VizBox. Additionally, we have five (5) further patents pending.

Q: Please detail your competitive advantages and barriers to entry.

WorldViz: One of the main barriers to entry for any company looking to compete with us in this space is our filed and issued patents, extensive software trade secrets, our deep knowledge of virtual reality, and our in-house cloud expertise. We have invested heavily in our underlying cloud-based infrastructure, which allows multiple individuals to edit one VR presentation simultaneously, even while individuals are still in the VR space, much like Google Docs allows multiple individuals to collaborate on one document. In addition, customers can have multiple VR presentations for multiple clients, something most infrastructures can't handle. Lastly, we have a significant head start on the development of Vizible - it has been in the hands of customers since the beginning of 2017, and has seen numerous beta release iterations based on customer feedback. Beyond these advantages, we are a nimble team with massive amounts of experience in the enterprise VR space, we have an innovative roadmap, and we are already working with some of the biggest companies in the world to solve their challenges with VR. Furthermore, we listen to our users, we're not afraid to take risks, and we prioritize customer feedback above all.

Q: What do you view as your exit opportunity?

WorldViz: The biggest technology companies in the world are investing heavily in immersive technology: Google, Intel, Microsoft, Facebook, and Apple. We see our exit opportunity as being acquired by a large enterprise tech player that wants to compete in this space, such as Lenovo, HP, Intel, Cisco, or Citrix. Although not any time soon, we would alternatively love to see us moving towards an IPO. We are well-positioned as VR product and technology experts. By capturing early market share with Vizible, we want to be one of the first companies to come to mind when people think about "VR for collaboration" or "VR for productivity".

Q: Please detail Software, Hardware, Services, and Vizible revenue lines.

WorldViz: Software: Sales of our Vizard VR platform and some sales for our PPT motion tracking solution software. Hardware – Sales for our position tracking solution hardware and CAVE integrations. Services – Revenue from servicing existing systems and custom VR solution development. Vizible – This is Vizible revenue.

Q: Why did revenue nearly double from Q1 2016 to Q2 2016?

WorldViz: We saw the effects of the VR market becoming more established. We also sharpened our focus on the aspects of our business that we saw were driving the most revenue.

Q: Why has revenue been relatively flat the past 4 quarters?

WorldViz: We generally see a slump in revenue in the first two quarters and see an increase in Q3 and Q4.

Q: Please detail the fluctuations in your Gross Margins. Why was Q2 higher than previous quarters?

WorldViz: Vizible coming online increased our margins. Also, our software sales lift our margins when elevated.

Q: Why have salaries been decreasing since Q1 2016?

WorldViz: We increased our development team for the development of Vizible after Intel invested $2.5M. After the Vizible platform development timeline needed to be extended to allow further customer feedback implementation, management leadership took a cut in salary. In addition, some of our sales team switched to commission-only salaries.

Q: Please detail your Sales and marketing spend.

WorldViz: This is mostly trade shows, marketing agency costs, and other outreach efforts. In support of Vizible, we are beginning to ramp up our social media presence and targeted digital ad spend.

Q: Please detail the lumpiness in you Sales and Marketing spend.

WorldViz: The biggest trade shows we attend are in Q3 and Q4. We also increase our spend around product releases.

Q: Please detail what falls under Accounts Receivable.

WorldViz: These are invoiced orders we are waiting to be paid for.

Q: Please detail what falls under Inventories.

WorldViz: This is equipment that we have stock of to fulfill orders for our motion tracking system.

Q: Please detail what falls under Other Assets.

WorldViz: These are work in process on contracts, fixed assets, and intangible assets.

Q: Please detail what falls under Accounts Payable.

WorldViz: These are what we owe vendors for our materials.

Q: Please detail your Current Liabilities.

WorldViz: This is a mix of credit cards, accrued interest payable, accrued personal time off payable, taxes payable, billings on contracts, current portion LT liabilities, and some other smaller liabilities.

Q: Please detail your long-term Liabilities.

WorldViz: These consist of deferred income for multi-year support contracts.

Q: Please detail your assumptions around revenue growth and lumpiness.

WorldViz: This is based on historical cycles. Generally, we see more income in the final month of each quarter. We are also predicting strong revenue growth associated with the rise of the VR market, which we think is only in its nascent stage.

Q: Please detail lumpiness in projected Salaries.

WorldViz: This is due to sales commissions being computed and paid quarterly.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Series A-1	Series A-1
Round size	US $3,000,000	US $3,000,000
Minimum investment	$20,000	US $500
Target minimum	US $250,000	US $250,000
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the closing date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the closing date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Is participating?	No	No
Pre-Money Valuation	$19,000,000	$19,000,000
Liquidation Preference	1x	1x
Share Price	$7.2816	$7.2816
Security Type	Preferred Equity	Preferred Equity
CF Offering Cap	While the Company is offering up to $3,000,000 worth of securities in its Series A-1 Round, only up to $1,070,000 of that amount may be raised through Regulation CF.	While the Company is offering up to $3,000,000 worth of securities in its Series A-1 Round, only up to $1,070,000 of that amount may be raised through Regulation CF.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the company's offering materials for additional details.

Use of Proceeds

EDIT PROFILE

If Minimum Amount Is Raised



Sales & Marketing
Customer Support
Software Development

If Maximum Amount Is Raised



Sales & Marketing
Customer Support
Software Development

Investor Perks

$2,500 (Copper)

Vizible 12 month Investor subscription for up to 2 users

World's coolest Vizible T-shirt

$10,000 (Silver)

VizBox Consumer Edition (includes state-of-the-art 3D headset Oculus CV1 with hand controllers, VR-ready laptop, and Pelican travel case)*

Vizible 12 months Investor subscription for up to 4 users

World's coolest Vizible T-shirt

$20,000 (Gold)

Two VizBox Consumer Edition units (includes two state-of-the-art 3D headsets Oculus CV1 with hand controllers, two VR-ready laptops, and two Pelican travel cases)*

Vizible 12 months Investor subscription for up to 8 users

World's coolest Vizible T-shirt

$50,000 (Platinum)

Private Vizible meeting with WorldViz founders, private VIP demo of high-end Vizible presentations

Three VizBox Consumer Edition units (includes three state-of-the-art 3D headsets Oculus CV1 with hand controllers, three VR-ready laptops, and three Pelican travel cases)*

Vizible 24 months Investor subscription for up to 12 users

World's coolest Vizible T-shirt

*The VizBox Consumer Editions will be shipped for free to investors in the USA. Investors from outside the USA can pickup their Vizboxes at the WorldViz office, or arrange shipping to a pickup location in the USA. Alternatively individual shipping can be arranged for a charge for investors outside the USA, in line with shipping requirements and conditions for their individual countries.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of WorldViz's prior rounds by year.



$20000000
$18000000
$16000000
$14000000
$12000000
$10000000
$8000000
Seed (Preferred)
Series A (Preferred)
Current Series A-1 (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Series A

Round Size	US $2,500,000
Close Date	Feb 27, 2015
Security Type	Preferred Equity
Pre-money Valuation	US $12,500,000

Seed

Round Size	US $1,000,000
Close Date	Mar 14, 2014
Security Type	Preferred Equity
Pre-money Valuation	US $10,000,000

Financial Discussion

Operations

The Company is an industry leader in interactive virtual reality solutions. The Company's flagship product is Vizible, a Virtual reality SaaS solution for business collaboration and online training. Other products include Vizard, the VR community's favored interactive immersive 3D content creation software, and PPT, the most cost effective wide-area motion tracking system currently available. WorldViz provides high quality, low-cost immersive 3D products to Fortune 500 companies, designers, manufacturers, educators, researchers, and other professionals, integrating cutting-edge VR products on the market and delivering complete turnkey solutions. The Company also provides VR services including custom app development, and event design.

The Company is privately held. The Company was organized as a Limited Liability Company in the state of California on May 2, 2002, and reincorporated as a Delaware corporation on February 6, 2018. The Company has a 100% wholly owned subsidiary, WorldViz UK Limited, which was incorporated as a private United Kingdom company in 2015. The Company also has a representative branch office in Taiwan.

Liquidity and Capital Resources

The proceeds from the Combined Offerings are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Combined Offering proceeds will have a beneficial effect on our liquidity, as we have $85,340 as of February 5, 2018 in cash on hand which will be augmented by the Combined Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements were prepared prior to the Company's conversion from a limited liability company to a c-corporation. The Company's conversion did not make any substantive impact on the financial statements, which are attached hereto as Exhibit B.

**The Company's reviewed financial statements (in the Data Room) were prepared for the company prior to it's conversion from WorldViz, LLC, a California limited liability company, to WorldViz, Inc., a Delaware C-corporation on February 6, 2018. The financial statements were prepared on a consolidated basis with WorldViz, LLC , WorldViz UK Limited (a wholly-owned subsidiary), and a representative branch in Taiwan.

Market Landscape


$250,000,000,000
$200,000,000,000
$150,000,000,000
$100,000,000,000
$50,000,000,000
$0
2016
2017
2020
2021

Forecast virtual (VR) and augmented reality (AR) market size worldwide from 2016 ($6.1B) to 2021 ($215B) in U.S. dollars (Statista 2018)

Per a 2017 Kaiser Family Foundation analysis, 38M workers hold management/professional positions at firms larger than 100 employees in the U.S. 2.5% of these are considered technology "innovators" per "Crossing the Chasm" by Geoffrey Moore. We can address a $1.4B market of annual recurring revenue based on $125 per month subscription fees paid by 2.5% of 38M management professionals.

$700B gets spent annually on business trips, as reported by Statista in 2017. Vyopta Analytics found that 15% of business travel gets reduced when businesses invest in expensive telepresence technology. VR can achieve the same result at a tiny fraction of that cost. $105B would be saved if all U.S. businesses realized the 15% travel reduction with the benefit of VR technology.

Competitively, Vizible is strongly positioned today as the most sophisticated VR solution for both creation and collaboration accessible to non-technical users.

Risks and Disclosures

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a low cash position of $85,340 as of February 5, 2018, which represents approximately one month of burn given Company projections. If the Company is unable to hit its revenue projections or raise additional capital, it may be unable to meet its financial obligations.

The Company faces competition from other companies in the enterprise virtual reality ("VR") space. Existing companies that engage in the VR business or are within the enterprise tech space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth.

The Company has seen flat revenue over the last five quarters. If the Company is unable to begin growing its revenue, it will be unable to meet its projected revenue targets.

The Company has a long operating history. That the Company has not reached a large scale after 15 years of operation may be an indicator that there is not a large market for its products and services.

The Company has $602,226 in founder debt. The Company has $355,070 of long-term founder debt which shall be paid back after the Company has generated a minimum annualized EBITDA of at least $250,000 and $247,156 of short-term founder debt which shall be paid back once the Company's aggregate cash balance equals or exceeds $2,200,000. See "Related Person Transactions - Loans".

The Company is shifting the core focus of its business from its legacy products to the new Vizible platform. If the Company is unable to meet its growth projections for the new Vizible platform, this may have a detrimental impact on the business as this shift of focus may also hinder the Company's ability to grow customers for its legacy products.

The Company has limited visibility into future revenue for its legacy products. Because the Company's legacy products are largely one-off purchase agreements, it may be difficult for the Company to predict future revenue from these lines of their business.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company will be closing the UK Subsidiary in 2018. The UK Subsidiary was not used for inventory or assembly of the Company's products, and operated solely to employ sales representatives overseas, who shipped and invoiced their sales directly from the Company. Only two sales employees were employed by the UK Subsidiary. In addition, the UK Subsidiary never operated in a physical location. While the Company expects the closing of the UK Subsidiary to create a minimal impact on the Company's business operations, such closing could still negatively impact the Company's sales and its reach of international consumers.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company relies on outside sources to fund operations, did not generate positive cash flow from operations, and incurred losses from inception of approximately $4,028,503 during the years ended December 31, 2016 and December 31, 2015, which, among other factors, raises substantial doubt with the reviewing CPA about the Company's ability to continue as a going concern. The reviewing CPA observes that the ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales under its current business model, and its ability to generate positive operational cash flow. The reviewing CPA also notes that the financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Series A-1 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A-1 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A-1 Preferred Stock. Because the Series A-1 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A-1 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A-1 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A-1 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 88.67% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of preferred stock may be subject to dilution. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues stock pursuant to a compensation or distribution reinvestment plan or otherwise issues additional stock, investors who purchase stock in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding stock. Furthermore, Purchasers may experience a dilution in the value of their stock depending on the terms and pricing of any future stock issuances (including the stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

Some of the existing holders of securities in the Company have preemptive and other anti-dilution rights that may limit the ownership percentages of investors in this Combined Offering. The Company has previously issued securities under agreements that give their holders the ability to exercise preemptive and other anti-dilution rights. The exercise of such rights may limit the ownership stake of investors investing through this Combined Offering.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series A-1 Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred stock into common stock without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A-1 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its stock of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

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Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (2 files)	Oct 13, 2017	Folder
Product or Service (7 files)	Oct 13, 2017	Folder
Financials (2 files)	Feb 8, 2018	Folder
Fundraising Round (1 file)	Feb 8, 2018	Folder
Investor Agreements (1 file)	Feb 8, 2018	Folder
Miscellaneous (3 files)	Feb 8, 2018	Folder

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EXHIBIT D

Investor Deck



worldviz
where virtual becomes reality ™

A Leader in B2B Virtual Reality

This presentation contains offering materials prepared solely by WorldViz, Inc without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



We Have Already Generated $5+M VR Revenue

Since 2002, we've pioneered the B2B VR space

Select WorldViz Customers:






Customers

1500+ customers across multiple industries

Patents & IP

IP & 4 patents granted and 5 pending in VR software & hardware.

5 PhDs on team

Funding

Funded via Intel Capital Series A in 2015

Business collaboration tech falls short.

Costly face-to-face meetings are still needed.

Plane travel is costly & exhausting.

Phone calls lack visual and non-verbal cues.

Faxes aren't dynamic and real time ;)

Multiparty video usually detracts more than it helps.

Web-conferencing handles very few media types

Carrying physical prototypes is cumbersome.

$26K Productivity Loss

Loss per knowledge worker due to communication barriers.

[Source: SIS International Research 2009]

466M Trips

Total U.S. business trips in 2017 because technology hasn't reached face-to-face level yet.

[Source: Statista 2017; Carlson Wagonlit Travel; GBTA]

VR is the future of communication

Enterprises will derive value from VR before consumers

"VR is going to be the most social platform."



**Mark Zuckerberg
CEO, Facebook**

"The three Cs of VR [are] creation, communication, and commerce."



*Marc Matthieu,
CMO, Samsung USA*

"The power of VR is that it gives the viewer a unique sense of empathic connection to people and events."



*Jake Silverstein
Editor in Chief
NY Times Magazine*

"Virtual reality is a technology that could actually allow you to connect on a real human level, soul-to-soul, regardless of where you are in the world."



*Chris Milk,
CEO, WITHIN*



Vizible: VR for Anybody.

Realize the power of virtual face-to-face meetings

Sell Better

Captivate your prospects, convey complex ideas with natural ease.

Train Faster

Learn by real world participation and interacting with live experts over distance.

Adapt & Save

Mine rich behavior data for insights and avoid burdensome travel.

Vizible: Anyone can benefit.

Designed for MS Office users not technical developers.

Creation Software
- PowerPoint-like interface
- Quickly import existing 3D models and 360 videos
- Include existing sales decks, other content

Cloud Collaboration
- WebEx-like ease
- VR connection over internet
- Use Oculus or VIVE
- Go beyond room-scale with warehouse scale VR



Vizible: How do you use it?

Vizible lets your prospects experience your offering in VR with you, in real-time.

1. Create
Drop models and other content into editor.

2. Publish
Upload presentation to the cloud.

3. Schedule
Set time and invite attendees.

4. Meet
Give your presentation in VR

5. Analyze
Review attendee behavior and derive metrics.





US Market Size.

Substantial potential savings opportunity for our customers.

$700B Gets spent annually on business trips. On average, U.S. workers take 8 trips per year, each trip costing $1,500.

15% Of business travel gets reduced when businesses invest in expensive telepresence technology. VR can achieve the same result at a tiny fraction of that cost.

$105B Could potentially be saved if all U.S. businesses realized the 15% travel reduction with the benefit of VR technology.

[Sources: Statista 2017; Carlson Wagonlit Travel; GBTA; Vyopta report on expensive telepresence rooms estimated 10-20% business travel reduction]

US Market Size.

Substantial revenue opportunity for WorldViz.

38M Workers hold management / professional positions at medium to large firms (i.e., with more than 100 employees) in the U.S.

2.5% Of the population is considered technology "Innovators" and are likely to adopt VR at work.


Chasm
Innovators
2.5%
Early
Adopters
13.5%
Early
Majority
34%
Late
Majority
34%
Laggards
16%

$1.4B Is the annual recurring revenue based on $125 per month subscription fees paid by 2.5% of 38M management professionals.

[Source: Kaiser Family Foundation; Crossing the Chasm, Moore, 1991]

These statements represent management's opinions based on third-party research. They do not represent guarantees of future results, levels of activity, performance, or achievements.

Spend on Sales Accelerators.

U.S. businesses invest deeply in sales technologies.

$6B
Gets spent annually by businesses on "Sales Acceleration" technologies such as presentation tools, video conferencing, and communication applications.

$2B
Gets spent annual by very large businesses who value high-end telepresence technology.

[Sources: Statista 2017; Carlson Wagonlit Travel; GBTA; Vyopta report on expensive telepresence rooms estimated 10-20% business travel reduction]

These statements represent management's opinions based on third-party research. They do not represent guarantees of future results, levels of activity, performance, or achievements.



Go-To-Market Strategy.

Targeting 12 new accounts per month in 2018

Marketing & Sales
Acquiring Customers

- Penetrate existing F1000 customers
- SEM, SEO, SMM, Lead nurturing
- B2B channel partners
- Trade shows

Customer Service
Keeping Customers

- Dedicated customer service reps
- Personalized onboarding & training
- Online resources
- Support forums

Product Development
Staying Competitive

- Mobile / all-in-ones
- Salesforce plug-in
- Potent analytics
- Product advisory board

This figure reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Revenue Model - 3 Tiers.

Tailored solutions for different scale businesses generate revenue in multiple ways.

Standard

SaaS with optional subscription for hardware (eg., 3D goggles, projectors, workstations).

Pro

Professional solution includes Standard offering plus software, hardware, services, and support.

Enterprise

Standard + Pro offering + on-premises version.

Three approaches. Three revenue streams.



Traction: Growing Enterprise Adoption

2017 Beta Period



Organization Count





VR Presentations Created



Past performance is not an indication of future results. These figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Use of Funds

Series A Raise

- Built engineering team
- Finalized Vizible design
- Completed Vizible alpha
- Revamped hardware solutions
- Filed 4 patent applications

Series A Extension

- Completed Vizible beta
- Captured SaaS customers
- Deployed global cloud
- Expand R&D
- Filed 2 patent applications

Series A-1 Raise

- Public release of Vizible
- Expand customer support services
- Expand enterprise services
- Win current category
- Launch mobile platform support



Competitive Landscape: Comparison

	VR creation w/ no coding	VR creation with both 3D models **and** 360 media	Analytics	VR Collaboration, out-of-the-box	Embed recorded avatars in VR	Targeted towards B2B market	On-premisesversion (secure sites, China)	Familiar "slide" layout for VR creation
Facebook Spaces	✓			✓				
High Fidelity		✓		✓	✓			
AltSpace				✓				
Rumi				✓		✓		
BigScreenVR				✓				
Cisco SparkVR				✓				
Amazon Sumerian	✓	✓				✓		
InstaVR	✓		✓			✓		
Vizible	✓	✓	✓	✓	✓	✓	✓	✓

This table represents management's opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.



Financial Projections.

Vizible radically accelerates WorldViz year over year revenue growth.

2017 $5+M Revenue	2018 $10M Revenue	2019 $20M Revenue	2020 $50M Revenue

We believe Vizible will be a revenue game changer.

This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.



Our customers love Vizible.

Our current customers are already raving about Vizible.



"Vizible has been a game changer for us at Turner."

Russ Alford, General Manager



"Vizible is transforming the future of healthcare design at STERIS Corporation."

Michael Burton, Senior Manager

"What's unique about Vizible is how easy it is to share an experience with others."

Zach Goepel, Marketing Manager

The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.



Leadership



Andy Beall

Founder & CEO, expert in VR and with doctorate in cognitive psychology



Peter Schlueer

Founder & President, operations specialist, marketing & PR, and business development



Matthias Pusch

Founder and VP Sales, expert in VR engineering, marketing and sales, previously McKinsey Consulting associate



Jason Spievak

Managing board member and expert in SaaS software models, business growth, and finance



Phil Schlageter

CFO, CPA, and finance expert, previously founding partners of Kinko's Copies



Chris Coffin

VP of Development with doctorate in computer science and collaborative virtual environments



Todd Hartwig

Product and business development expert, previously AAA game producer at Sega, Vivendi



From Consulting to SaaS Solution.

Wide product portfolio and deep expertise.

15 Years Building VR Products

VIZIBLE VR COLLABORATION

Meeting and training SaaS solution for anyone needing multi-user collaboration

VIZMOVE SOLUTIONS

Integrated 3D projection and headset based systems with proprietary wide-area tracking and portable VR systems.

CONSULTING SERVICES

Design & development services including hardware integration and onsite installation & training.

VIZARD VR ENGINE

Vizard rapid application development and simulation platform provides universal hardware connectivity.

WorldViz in Recent Press.

September 2017

(click to open article)





Jeff Haden Influencer Follow
Author: THE MOTIVATION MYTH (Penguin Random House), s...
606 14 1



Forget Mobile Phones: VR Will Be the Next Great Connectivity and Collaboration Platform







COMPUTERWORLD FROM IDG

NEWS ANALYSIS

WorldViz eyes enterprise VR as the next step in collaboration

The company's Vizible content creation and presentation tool is like 'PowerPoint and GoToMeeting for VR,' says CEOAndy Beall.

By Matthew Finnegan
Senior Reporter, Computerworld | SEP 27, 2017 9:15 AM PT



ARtillry
SEPTEMBER 14, 2017
Democratizing VR Collaboration: A Conversation with WorldViz
by Mike Boland — in ARtillry Interviews.



The individuals above were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

EXHIBIT E
Video Transcript

Video Script

Russ Alford, General Manager at Turner MRS: With Vizible we're able to send a simple meeting invite over an email, that client can join us in our VR lab, and we can have an immersive discussion instantly with the client.

Jason Spievak, Chief Commercial Officer at Apeel Sciences: Vizible allows us to use virtual reality technology, to deliver that experience of walking through our mobile application unit, to any customer, anywhere in the world.

Thomas Tighe: After looking for two years at two-dimensional plans, finally going into WorldViz and seeing what taking an actual tour in seeing how we're going to spend our waking hours. It was a profound difference.

Zach Goepel, Regional Marketing Manager at Procore Technologies: I think what's particularly unique about Vizible and the way it's set up, is how easy it is to share that experience with others.

Jay Klanfer, EVP Business Development at Travel Group Worldwide: It is a real game-changer for us. It really almost leapfrogs us from where we are now in marketing, to where we're going to be tomorrow, today.

Andy Beall, Founder & CEO/CTO at WorldViz: We've been building virtual reality applications for businesses for over 15 years. Making sales making training, and making processes far more effective. In the past that's been a complex process, involving domain experts building specific custom applications, ones that are often out of the reach of most businesses. That's all about to change.

Matthias Pusch, Founder & EVP Sales at WorldViz: We are bringing a product to market that radically simplifies the way businesses can use virtual reality. Before, virtual reality was used as a one-off solution, or application. Vizible brings virtual reality in the hands of every employee, by providing a shrink-wrap platform that's allowing plug-and-play use.

Peter Schlueer, Founder & President at WorldViz: It's called Vizible, and it unlocks the power of VR, to put you virtually face to face with your clients and your remote teams, without the headaches or expense of travel. Imagine meeting in a virtual space with clients in other states, or other countries, and showcase your latest video or product design. Now it's possible.

With the ease of PowerPoint of WebEx, you can share your ideas in real time with others, no matter where they are at the world. When you invite someone to a Vizible meeting, they don't need anything but a PC, we take care of the rest. We ensure that everyone in your meeting hears and sees exactly what you intend, connects to the available hardware, all with enterprise grade data protection. Since you'll have access to all your users' interactions, during the course of a meeting, you can leverage people analytics, to learn about audience engagement, and help you better hone your communications.

We've developed a number of VR products since our founding, and Vizible is by far the most exciting product yet. Why should you invest in Vizible by the WorldViz? Because we're building products that directly and positively impact thousands of companies and professionals, not only in North America but across the world. We have a good start, but with your help we can accelerate our growth.